Mail Stop 6010


							September 21, 2005


Jan Stahl
Chief Executive Officer
APO Health NV, Inc.
3590 Oceanside Road
Oceanside, NY  11572

	Re:	Proxy Statement on Schedule 14A
    		File No. 0-30074
		Filed September 2, 2005

Dear Mr. Stahl:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should amend your proxy statement. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Song Brandon Faxed on September 8, 2005

1. Please file the letter correspondence addressed to Song Brandon and dated September 8, 2005 on EDGAR. Please ensure that this letter contains an affirmative representation that you will invalidate all previously received proxies you have received in connection with the spin-off transaction and that further you will re-solicit the spin-off proposal by sending out the proxy statement filed with us on September 2, 2005, as amended, upon completion of our review and comment process of the proxy statement. If you cannot provide us with these representations, please provide us with a detailed explanation as to why you cannot.

Draft Letter to Shareholders Faxed to Us on September 8, 2005

2. Please file the draft letter to shareholders you provided to us on
September 8, 2005 on EDGAR. Per your earlier telephone discussions with Song Brandon, we continue to believe you should revise the first two paragraphs of that letter to better reflect the purpose of the re-solicitation. More specifically, we believe you should revise the first two paragraphs to disclose that the sole reason for the re-solicitation is because you did not file a preliminary version of the proxy statement prior to mailing the proxy statement on July 29,
2005
and subsequently used the proxy statement for solicitation purposes without giving us an opportunity to review and comment on it. Additionally, please revise the letter to indicate that you will re-mail the proxy statement, as revised, and that votes on the spin-off transaction will be re-solicited using a revised proxy statement. If you cannot provide us with these revisions, please give us a detailed explanation as to why you cannot and why these revisions are unnecessarily.

Proxy Statement

General

3. You indicate that in connection with the spin-off transaction of
APO Health NV`s sole asset, APO Health NY, the ownership of APO Health NY will be distributed to the shareholders of APO Health NV on a pro rata basis. In that regard, it appears that Items 11 and 13 to
Schedule 14A applies and that therefore, the proxy statement should include the financial and other related information required by Item
13(a). Please revise your proxy statement to provide this information.
4. We note your disclosure indicating your sole asset is APO
Health
NY. However, it appears you have another subsidiary, University Medical Distributors. Please revise your document to provide for this disclosure. Please also provide a brief business description of this subsidiary.

5. Since it appears the proxy statement will have to be re-mailed and votes re-solicited, please revise the entire proxy statement as appropriate to update for a new meeting date, record date and mail date.

6. Please provide page numbers in your amended proxy statement.

Voting Rights

7. You indicate that as of July 29, 2005, which we understand was your previous mailing date, 60% of the outstanding common stock indicated to you that such shares would vote in favor of the proposal articulated in your proxy statement. Please explain to us how such voting disposition was communicated to you and when such communication was made to you? Please also tell us if they entered into any voting agreements with you regarding your spin off proposal?
Additionally, please indicate to us approximately how many holders such 60% of the votes represent.

Dissenter`s Rights

8. Please expand this section to include a more detailed description of dissenter`s rights under current Nevada law, including any statutory procedure required to be followed by dissenting security holders in order to perfect such rights. Additionally, please indicate whether a shareholder`s failure to vote against a proposal will constitute a waiver of his appraisal or similar rights and whether a vote against the spin-off proposal will be deemed to satisfy any notice requirements under Nevada law with respect to dissenter`s rights. If it is unclear under Nevada law, please state what position will be taken in regard to those matters. Please also file as an appendix the applicable provisions of Nevada law that sets forth dissenter`s rights.

Compartmentalizing Risk

9. Please disclose the nature of the litigation involving Alcoa
Corp.
and Proctor & Gamble Inc., including a brief description of the lawsuits pending against you by these entities, the date of the lawsuits, the amount of the damages sought and the current status of the litigation.

10. You also indicate that the litigation with Alcoa and Proctor and
Gamble is "a costly endeavor and has associated risks, as well as a potential contingent liability." Please quantify what you mean by "costly endeavor." More specifically, how much have you expended so far in connection with these litigation matters. Please also clarify what you mean by "associated risks."

11. You indicate in this section that the spin-off transaction is to afford some level of protection in connection with the current litigation with Alcoa and Proctor & Gamble. Please explain what "level of protection" you are referring to in your discussion. Please also explain to us with a view for disclosure how the spin-off transaction would serve to insulate your sole asset against you if any resulting liability would have been incurred while APO Health NV was operating APO Health NY? We may have further comments.

Principal Expected Effects of Proposal

12. You indicate that you intend to make the spun-off entity a publicly traded company and further that the shares may not be immediately distributed to the holders in order to facilitate proper filings with the Securities and Exchange Commission. What filings are you referring to? More specifically, do you intend to register the spun off shares under the Securities Act? If so, please disclose when you expect to do so. If you do not expect to register the spun-off shares, please provide a detailed analysis explaining why you are not required to do so under the guidelines set forth in Staff Legal Bulletin No. 4. Your analysis should discuss all five factors set forth in the guidelines.

Some Known Risks, Disclaimers, and Understandings

13. We note the various risk factors you have set forth in this section. Please expand each of your risk factors to better explain why each of the risks you have described might occur with the particular consequence you have provided for in this section. For example:

* With respect to the risk factor that the spin-off of APO NY may not afford any protection on any assets within APO NY, or currently within APO NV, please explain the reasons why not.

* Please explain why APO NV`s share price may substantially decline as a result of the proposal, and include the current market price per share of the common stock.

* Please explain why APO NY`s shares may be illiquid or functionally illiquid for an indeterminable amount of time.

*	*	*

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Song P. Brandon at (202) 551-3621, John Krug at
(202) 551-3862or me at (202) 551-3710 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc:	Marshal Shichtman, Esq.
	Marshal Shichtman and Associates, P.C.
	1 Old Country Road
	Suite 120
	Carle Place, NY  11514














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Jan Stahl
APO Health NV, Inc.
September 21, 2005
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